# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 222 W Merchandise Mart Plaza, Suite 1750, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078041

## Reporting persons
- Link Signis Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 672,000; sole dispositive power 0; shared dispositive power 672,000; aggregate amount beneficially owned 672,000 (6% of the class)

## Item 1. Issuer
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 222 W Merchandise Mart Plaza, Suite 1750, Chicago, IL 60654

## Item 2. Person Filing
Name of person filing: Link Signis Management, LLC
Address of principal business office or, if none, residence: One Kendall Square, Building 200, Suite B2201, Cambridge, MA 02139
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 672,000
Percent of class: 6.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 672,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 672,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Link Signis Management, LLC: /s/ Brad Banks, Brad Banks, Managing Member (08/14/2025)